UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 20, 2006**

ROYAL FINANCIAL, INC.
(Exact name of Registrant as specified in its charter)

_____

Delaware	**000-51123**	**20-1636029**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

9226 South Commercial Avenue	**60017**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **(773) 768-4800**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(b). <u>**Departure of Directors or Principal Officers; Election of Directors;**</u>
<u>**Appointment of Principal Officers.**</u>

On March 20, 2006, Neil Brodzinski, Chief Financial Officer of Royal Financial, Inc. (the "Company"), passed away. As previously announced, effective February 13, 2006, Leonard Szwajkowski joined the Company as Senior Vice President - Finance. Mr. Szwajkowski has assumed all of Mr. Brodzinski's duties and will continue to act as the Company's principal financial and accounting officer.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYAL FINANCIAL, INC.
(Registrant)

Date: March 22, 2006

By: /s/ Donald A. Moll
      Name: Donald A. Moll
      Title: President and Chief Executive Officer

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